SUBSCRIPTION AGREEMENT ENTERED INTO BETWEEN:

KHUMO GOLD SPV (PTY) LTD

and

DRDGOLD LIMITED

1   Interpretation

1.1   In this Agreement:

1.1.1   clause headings are for convenience only and are not to be used in its interpretation;

1.1.2   an expression which denotes:

1.1.2.1   any gender includes the other genders;

1.1.2.2   a natural person includes a juristic person and *vice versa;* and

1.1.2.3   the singular includes the plural and *vice versa.*

1.2   unless the context indicates a contrary intention, the following words and expressions bear the meanings assigned to them and cognate expressions bear corresponding meanings -

1.3   unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings ~signed to them below and cognate words and expressions shall bear corresponding meanings:

"Act"	the Companies Act, No. 61 of 1973;
" Agreement"	this subscription agreement;
"Blyvoor"	Blyvooruitzicht Gold Mining Company Limited, Registration Number 1937/009743/06, a limited liability public

	Company duly incorporated in the Republic of South Africa;
"Khumo Gold SPV"	Khumo Gold SPV (Pty) Ltd, Registration Number 2005/029595/07, a limited liability private company duly incorporated in the Republic of South Africa;
"Khumo Gold SPV Class A Prefs"	class A cumulative participating compulsorily redeemable preference shares in the share capital of Khumo Gold SPV with a par value of R1.00 (one rand) each;
"Conditions"	the suspensive conditions set out in clause 3;
"CGR/ERPM/ Blyvoor Class A Prefs"	class A cumulative participating preference shares in the share capital of CGR, ERPM and Blyvoor;
"CGR/ERPM/Blyvoor Special Dividend"	every preference dividend U1at Khumo Gold SPV becomes entitled to in terms of the CGR/ERPM/Blyvoor Class A Prefs;
"CGR"	Crown Gold Recoveries (Proprietary) Limited, Registration Number 1988/005115/07, a limited liability private company duly incorporated in the Republic of South Africa;
"DRDGOLD"	DRDGOLD Limited, Registration Number 1895/000926/06, a limited liability Public company duly incorporated in the Republic of South Africa;

"DRDSA"	DRDGOLD South African. Operations (Proprietary) Limited, Registration Number 2005/033662/07, a limited liability private company duly incorporated in the Republic of South Africa;
"ERPM"	East Rand Proprietary Mines Limited, Registration Number 1893/000773/06, a limited liability public company duly incorporated in the Republic of South Africa;
"Closing Date"	the 5th (fifth) business days after file date upon which the last of the Conditions has been fulfilled or waived, as the case may be;
"KBH"	Khumo Bathong Holdings (Proprietary) Limited, Registration Number 1998/007546/07, a limited liability private company duly incorporated in the Republic of South Africa;
"Holders"	the holders of Khumo Gold SPV Class A Prefs from time to time;
"Issue Date"	the actual date of issue of the Khumo Gold SPV Class A Prefs;
"Issue Price"	the par value of the Khumo Gold SPV Class A Prefs, being R1.00 (one rand), plus a premium of R999.00 (nine hundred and ninety nine rands) per Khumo Gold SPV Class A Pref, in

	the aggregate amounting to R1,000.00 (one thousand rands) per Khumo Gold SPV Class A Pref;
"Parties"	the parties to this Agreement;
"Preference Dividend"	the preferential cash dividend payable to the Holders in accordance with clause 5, below;
"Prime Rate"	the prevailing interest rate (per cent, per annum, compounded monthly in arrears) from time to time published by The Standard Bank of South Africa Limited, as being its prime overdraft rate (as certified by any manager of that bank whose appointment and designation need not be proved);
"Redemption Amount"	the amount detailed in clause 6.1 below;
"Redemption Date"	the fifth anniversary of the first business day after the Issue Date, unless:

1. the Khumo Gold SPV Class A Prefs are redeemed at the option of Khumo Gold SPV at any time after the 3rd (third) anniversary of the Issue Date; or

2. the date is extended by agreement between the Holders and Khumo Gold SPV; or

3. there is an earlier redemption in terms of the provisions of clause 7.2 below;

"DRDSA Subscription Agreement"	a subscription agreement entered into or to be entered into between Khumo Gold SPV and DRDSA in terms of which Khumo Gold SPV will subscribe for 150,000 (one hundred and fifty thousand) ordinary shares in the capital of DRDSA, constituting [15] % (fifteen percent) of the entire issued share capital of DRDSA;
"the Loan Cession Agreement"	a loan cession agreement entered into or to be entered into between Khumo Gold SPV and DRDGOLD in terms of which Khumo Gold SPV will acquire DRDGOLD's loan claim against Khumo Bathong Holdings (Proprietary) Limited for [R7,944,000.00 (seven million nine hundred and forty four rands)];
"CGR/ERPM/Blyvoor Class A Pref Offers	offers made to Khumo Gold SPV by CGR, Blyvoor and ERPM to subscribe for the CGR/ERPM/ Blyvoor Class A Prefs
"Dividend Period"	successive periods of 12 (twelve) months each, the 1st (first) of which commences on the first day following the date on which Khumo Gold SPV subscribes for and is issued the last of the CGR, ERPM and BIyvoor Class A Prefs;
"Dividend Date"	the last business day of each successive Dividend Period, on which date the Preference Dividend will be calculated, and becomes due and payable; and

| "Signature Date" | the date of signature of this Agreement by the Party last signing |

1.4   Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause I or elsewhere in this Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.

1.5   Words and expressions defined in any clause will, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.

1.6   Subject to the provisions of clauses 1.7 and 1.12, defined terms appearing in this Agreement in title case will be given their meaning as defined, while the same terms appearing in lower case will be interpreted in accordance with their plain English meaning.

1.7   A reference to any statutory enactment will be construed as a reference Lo that enactment as at the Signature Date and as amended or substituted from time to time.

1.8   Reference to "days" will be construed as calendar days unless qualified by the word "business", in which instance a "business day" will be any day other than a Saturday, Sunday or public holiday as gazetted by the government of the Republic of South Africa from time to time.

1.9   Unless specifically otherwise provided, any number of days prescribed will be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.

1.10   Where figures are referred to in numerals and in words, and there is any conflict between the two, the words will prevail, unless the context indicates a contrary intention.

1.11   No provision herein will be construed against or interpreted to the
disadvantage of a Party by reason of such Party having or being deemed to have
structured, drafted or introduced such provision.

1.12   The words "include" and "including" mean "include without limitation" and
including without limitation", The use of the words "include" and "including" followed
by a specific example or examples will not be construed as limiting the meaning of the
general wording preceding it.

1.13   In this Agreement the words "clause" or "clauses" refer to clauses of this
Agreement

2   RECORDALS AND BACKGROUND

2.1   Khumo Gold SPV has been made an offer by DRDSA on the terms contained
in the DRDSA Subscription Agreement to subscribe for 150,0000 (one hundred and
fifty thousand) ordinary shares in the share capital of DRDSA, constituting 15%
(fifteen percent) of the entire issued share capital of DRDSA for an aggregate
subscription price of R13,220,000.00 (thirteen million two hundred and twenty
thousand rands).

2.2   Khumo Gold SPV has been made the CGR/ERPM/Blyvoor Class A Pref
Offers, inviting it to subscribe for the CGR/ERPM/Blyvoor Class A Prefs for a
subscription price of R2,728,500.00 (two million seven hundred and twenty eight
thousand five hundred rands) in respect of CGR, R4,080,000.00 (four million eighty
thousand rands) in respect of ERPM and R3,838,500.00 (three million eight hundred
and thirty eight thousand five hundred rands) in respect of Blyvoor.

2.3   DRDGOLD has agreed to cede to Khumo Gold SPV and Khumo Gold SPV
has agreed to buy from DRDGOLD, all its; claims in terms of a loan agreement
between DRDGOLD and KBH for a consideration of

R7,944,000.00 (seven million nine hundred and forty four thousand rands).

2.4   Khumo Gold SPV wishes to raise capital in order to enter into the aforementioned transactions, through the issue by it of the Khumo Gold SPV Class A Prefs.

3   CONDITIONS

3.1   The operation of this Agreement, save for the provisions of clause 1, this clause 3, and clauses l0 to 16 which will become effective immediately, shall be suspended pending the fulfillment of the following conditions by no later than the 25t^h of November 2005, namely that

      3.1.1   a written opinion is received from an independent expert acting on the instructions of the independent directors of DRDGOLD, that the terms of this Agreement are fair and reasonable to DRDGOLD shareholders;

      3.1.2   the DRDSA Subscription Agreement is concluded and that all conditions suspending its operation, are met, save any condition requiring that this Agreement has become unconditional;

      3.1.3   the Loan Cession Agreement is concluded and that all conditions suspending its operation are met, save any condition requiring that this Agreement has become unconditional;

      3.1.4   Khumo Gold SPV accepts the CGR/ERPM/Blyvoor Class A Pref Offers; and

      3.1.5   Khumo Gold SPV undertakes to apply the funds raised through the issue of the Khurno Gold SPV Class A Prefs to execute and discharge its obligations to:

         3.1.5.1   DRDSA under the DRDSA Subscription Agreement;

         3.1.5.2   DRDGOLD under the Loan Cession Agreement; and to

3.1.5.3   CGR, ERPM and B1yvoor to subscribe for and take up the CGR/ERPM/Blyvoor Class A Prefs.

3.2   The Conditions have been inserted for the benefit of both Parties and may therefore only be waived by agreement in writing between the Parties.

3.3   Each of the Parties will use commercially reasonable endeavours and the Parties will co-operate in good faith to procure the fulfillment of the Conditions as soon as reasonably possible after the Signature Date.

3.4   Unless all the Conditions have been fulfilled or waived by not later than the dates specified for fulfillment thereof set out above (or such later date or dates as may be agreed in writing between the Parties) the provisions of this Agreement, save for the provisions of clause I, this clause 3, and clauses 10 to 16 which will become effective immediately, will never become of any force or effect and the *status quo ante* will be restored as near as may be and neither of the Parties will have any claim against the other in terms hereof or arising from the failure of the Conditions, save for any claims arising from a breach of the provisions of clause 3.3.

4   SUBSCRIPTION, ALLOTMENT AND ISSUE

4.1   Khumo Gold SPV hereby extends an offer to DRDGOLD to subscribe, on the Closing Date, for 31,811 (thirty one thousand eight hundred and eleven) Khumo Gold SPV Class A Prefs on the terms and conditions contained in this Agreement.

4.2   DRDGOLD hereby accepts the offer contained in clause 4.1, and agrees to subscribe for 31,811 (thirty one thousand eight hundred and eleven) Khumo Gold SPV C1ass A Prefs on the Closing Date.

4.3   On the Closing Date:

4.3.1   DRDGOLD shall subscribe for 31,811 (thirty one thousand eight hundred and eleven) Khumo Gold SPV Class A Prefs at the Issue Price, being an aggregate amount of R31,811,000.00 (thirty one million eight hundred and eleven thousand rands).

4.3.2   DRDGOLD shall discharge its obligation to subscribe for the Khumo Gold SPV Class A Prefs in terms of this clause 4 by paying the Issue Price by electronic transfer into the trust account of Cliffe Dekker Inc Attorneys, which shall receive it on behalf of Khumo Gold SPV, and apply it, immediately upon clearance of the funds, as follows:

a.   R13,220,000.00 (thirteen million two hundred and twenty thousand rands) to DRDSA in discharge of Khumo Gold SPV's obligations under the DRDSA Subscription Agreement;

b.   R7,944,000.00 (seven million nine hundred and forty four thousand rands) to DRDGOLD in discharge of Khumo Gold SPV's obligations under the Loan Cession Agreement;

c.   R2,728,500.00 (two million seven hundred and twenty eight thousand five hundred rands) to CGR in discharge of Khumo Gold SPV's obligations pursuant to its acceptance of the CGR/ERPM/ BIyvoor Class A Pref Offers;

d.   R4,080,000.00 (four million and eighty thousand rands) to ERPM in discharge of Khumo Gold SPV's obligations pursuant to its acceptance of the CGR/ERPM/Blyvoor Class A Pref Offers; and

e.   R3,838,500.00 (three million eight hundred and thirty eight thousand five hundred rands) to Blyvoor in discharge of Khumo Gold SPV's obligations pursuant to its acceptance of the CGR/ ERPM / Blyvoor Class A Pref Offers .

4.4   On the Closing Date, against compliance by DRDGOLD of the obligation to pay the Issue Price, Khumo Gold SPV shall allot and issue to DRDGOLD the Khumo Gold SPV Class A Prefs, fully paid up, and shall deliver the share certificates in respect thereof to the Company Secretary of DRDGOLD.

4.5   The creation and stamp duty (if any) payable on the creation and issue of the Khumo Gold SPV Class A Prefs shall be borne and paid by DRDGOLD.

5   PREFERENCE DIVIDENDS

5.1   The Khumo *Gold* SPV Class A Prefs shall confer on each Holder the right to call for and receive payment of the Preference Dividend, in proportion to the number of Khumo Gold SPV Class A Prefs held by each Holder at the end of each Dividend Period.

5.2   The aggregate of the Preference Dividends that become due during each Dividend Period, and which shall be declared and paid on the Dividend Date in proportion to the holdings of Khumo Gold SPV Class A Prefs by the Holders, shall be an amount equal to such portion of every CGR/ERPM/Blyvoor Special Dividend that Khumo Gold SPV becomes entitled to during the dividend period, as is arrived at by applying the formula in clause 5.4, below.

5.3   Preference Dividends shall become due and payable annually in arrears, on the Dividend Date to the Holders registered on the business day immediately preceding each such Dividend Date.

5.4   In respect of each CGR/ERPM/Blyvoor Special Dividend, a Preference Dividend shall accrue in favour of the Holders, which over each Dividend Period shall be an amount calculated in accordance with the following formula:

- $A = (B \times 75\% \times C) - D$

Where:

A	the Preference Dividend payable in respect of all unredeemed Khumo Gold SPV Class *A* Prefs;
B	the aggregate of all CGR/ERPM/Blyvoor Special Dividends that accrued to Khumo Gold SPV during the Dividend Period;
C	the number of unredeemed Khumo Gold SPV Class A Prefs, expressed as a percentage of 31,811 (thirty one thousand eight hundred and eleven);
D	the amount by which (B x 75%) exceeds E; and
E	(200 basis points below the Prime Rate) x (R31,811,000.00 x C).

5.5   The Preference Dividend that becomes due and payable on the Dividend Date, shall be the aggregate of all Preference Dividends which accrued in favour of the Holders during the relevant Dividend Period.

6   **REDEMPTION**

6.1   The Redemption Amount at which Khumo Gold SPV shall redeem each Khumo Gold SPV Class A Pref in terms of clause 6.3 shall be an amount equal to:

6.1.1   the Issue Price; plus

6.1.2   any arrear Preference Dividends which at the date of redemption are still unpaid in respect of each Khumo Gold SPV Class A Pref, on the basis that a Preference Dividend will be deemed to accrue on a day-to-day basis and to be in arrear and unpaid if at any earlier Dividend Date the Preference Dividend was neither declared not paid or if declared, was not paid; plus

6.1.3   an amount in respect of each Khumo Gold SPV Class A Pref calculated in accordance *with* the formula contained in clause 5.4, read with clause 5.5, above for the period from the last Dividend Date to the date of redemption; plus

6.1.4   interest on arrear Preference Dividends calculated daily at a rate that is 200 (two hundred) basis points above the Prime Rate, from the due date for payment of the Preference Dividend up to (but excluding) the date of redemption, compounded monthly in arrears.

6.2   Khumo Gold SPV shall make provision for the premium payable on the redemption of the Khumo Gold SPV Class A Prefs from its share premium account as contemplated in section 76(3)(c) of the Act. Khumo Gold SPV shall, toward this provision, upon receiving payment of each CGI~/ERPM/Blyvoor Special Dividend invest an amount equal to (D), reckoned in terms of the formula contained in clause 5.4 above, in an interest bearing attorneys trust account, where it shall remain and be applied toward the redemption of the Khumo Gold SPV Class A Prefs.

6.3   Subject to the further provisions of the Act and the provisions of clause 7 below, Khumo Gold SPV shall redeem the Khumo Gold SPV Class A Prefs in full at the Redemption Amount, on the Redemption Date against either:

6.3.1   the surrender to Khumo Gold SPV of the certificates in respect of the Khumo Gold SPV Class A Prefs; or

6.3.2   if such certificates are lost, receipt of a suitable written indemnity from the Holder confirming that the certificates have not been alienated or pledged and have been lost or destroyed.

7   EARLY REDEMPTION AND REDEMPTION ON DEFAULT

7.1   Khumo Gold SPV shall have the election, at any time after the Issue Date, but before the Redemption Date, to call on all or any of the Holders to, without penalty to Khumo Gold SPV, surrender the share certificates they were issued in respect of all or some of their Khumo Gold SPV Class A Prefs, against payment of a Redemption Amount which is consistent with the number of Khumo Gold SPV Class A Prefs each Holder is called upon to surrender, provided that Khumo Gold SPV may not call for the surrender of Khumo Gold SPV Class A Prefs in tranches of less than 1,000 (one thousand) Khumo Gold SPV Class A Prefs at a time.

7.2   Notwithstanding anything to the contrary herein contained, all the Khumo Gold SPV Class A Prefs shall become immediately redeemable and shall be redeemed in full at the Redemption Amount upon the occurrence of anyone or more of the following contingent events after the Issue Date, subject to the Holder having given Khumo Gold SPV written notice that it requires redemption of such Khumo Gold SPV Class A Prefs:

        7.2.1   if Khumo Gold SPV should fail to declare any Preference Dividend on a Dividend Date or, having declared any Preference Dividend, should have failed to pay such Preference Dividend on the Dividend Date; or

        7.2.2   if Khumo Gold SPV commits an act which is *ultra vires* Khumo Gold SPV's objects as contained in its memorandum of association.

        7.2.3   if Khumo Gold SPV should be placed into liquidation or under Judicial management or wound-up, in any case whether provisionally or finally and whether voluntarily or compulsorily; or

        7.2.4   if Khumo Gold SPV commits an act of insolvency which, if it were a natural person, would be an act of insolvency in terms of section 8 of the Insolvency Act, No. 24 of 1936; or

7.2.5   if Khumo Gold SPV should give any notice or take any steps to convene a meeting of its shareholders to adopt a resolution placing it in liquidation or under judicial management, in either case whether provisionally or finally; or

7.2.6   if Khumo Gold SPV should make or attempt to make or recommend any general offer of compromise with any or all of ill) creditors.

7.3   Save for the contingent events contained in 7.2, nothing in this clause 7, will oblige Khumo Gold SPV to redeem the Khumo Gold SPV Class A Prefs in whole or in part, within a period of 3 (three) years and 1 (one) day from the Issue Date or will confer upon the Holders the option to require redemption of the Khumo Gold SPV Class A Prefs in whole or in part within that 3 (three) year and 1 (one) day period or a right of disposal which may be exercised within such period, all as contemplated in section 8E of the Income Tax Act, No. 58 of 1962.

8   CHANGE IN CIRCUMSTANCES

8.1   Notwithstanding anything to the contrary contained in this schedule, if, subsequent to the Issue Date any new law, rule, regulation, directive or practice is promulgated or instituted by any relevant fiscal, monetary or other authority which will have the effect

8.1.1   of changing the basis upon which the payment or receipt of the Preference Dividend or the Redemption Amount is treated for tax purposes; or

8.1.2   that the Holder is or becomes subject to any tax as a result of its holding the Khumo Gold SPV Class A Prefs;

(any of the above referred to as a "Change Event"

then , in such event, the Holders shall be entitled, on written notice to Khumo Gold SPV ("Change Notice') to an increase in the Preference Dividend so as to place the Holder in the same tax position that it was in immediately prior to the Change Event occurring.

8.2   The Change Notice shall detail the Change Event concerned and the effect that such Change Event has on the circumstances detailed in clause 8.1.

8.3   Within 30 (thirty) days of receipt pf the Change Notice, Khumo Gold SPV shall be entitled to redeem all of the Khumo Gold SPV Class A Prefs outstaying at that date ("Accelerated Redemption Date"), failing which the basis of calculating the Preference Dividend given the Change Event concerned as proposed by the Investor shall apply with effect from the date of the Change Notice.

8.4   If any Change Event has the effect of changing the circumstances in clause 8.1 with effect from a date prior to the date of the Change Notice ("First Retroactive Date'), them:

8.4.1   Khumo Gold SPV shall pay an additional Preference Dividend ("Additional Dividend") to the Holder.

8.4.1.1   If Khumo Gold SPV has elected to redeem the Khumo Gold SPV Class A Prefs, on the Accelerated Redemption Date; or

8.4.1.2   If Khumo Gold SPV elects to pay the increased Preference Dividend, the within 30 (thirty) days of the date of the Change Notice;

8.4.2   The Additional Dividend shall place the Holder in the same after tax position as if the Change Event occurred on the First Retroactive Date, provided that, the Additional Dividend shall not

17

exceed an amount which would have resulted in the rate of the Preference Dividend exceeding the Prime Rate calculated from the First Retroactive Date until:

8.4.2.1   the Accelerated Redemption Date, if the circumstances in clause 8.4.1.1 apply; or

8.4.2.2   the date of payment of the increased Preference Dividend, if the circumstances in clause 8.4.1.2 apply.

8.4.3   If, after the Redemption Date, any Change Event has the effect of changing the circumstances in clauses 8.1 from a date occurring during the period from the Issue Date until the Redemption Dale ("Second Retroactive Date"), then Khumo Gold SPV shall pay an amount to the Holder within 30 (thirty) days of receipt of a Change Notice which shall place the Holder in the same after tax position as if the Change Event had occurred on the Second Retroactive Date and applied until the Redemption Date, provided that

8.4.3.1   the additional amount payable shall not exceed an amount which would have resulted in the rate of the Preference Dividend exceeding the Prime Rate calculated from the Second Retroactive Date until the Redemption Date; and

8.4.3.2   the Change Notice is served on Khumo Gold SPV prior to the expiry of a period of 5 (five) years from 1 January of the year immediately following the Redemption Date.

9   MEETINGS

9.1   The Holders shall be entitled to receive notice of, and to be present at, any general meeting of Khumo Gold SPV, but shall not (in their capacities as Holders) be entitled to vote, either in person, by representation or by proxy, at any such meeting, unless anyone or more of the following circumstances prevail at the date of the meeting:

9.1.1   any Preference Dividend remains in arrear and unpaid for a period of 7 (seven) days after a Dividend Date; or

9.1.2   the Redemption Amount remains in arrear and unpaid for a period of 7 (seven) days after the due date for payment thereof; or

9.1.3   a resolution of Khumo Gold SPV is proposed which directly affects the rights attached to the Khumo Gold SPV Class A Prefs or the interests of the Holders, including without limitation a resolution for the winding-up of the Khumo Gold SPV, for reduction of its capital or for the disposal or encumbrance of a greater part of its assets; or

9.1.4   any one of the events detailed in clause 7.2 above have occurred.

9.2   At every general meeting of Khumo Gold SPV at which the Holders are entitled to vote in terms of clause 9.1:

9.2.1   the provisions of the articles of association of Khumo Gold SPV relating to general meetings of ordinary shareholders shall apply, *mutatis mutandis,* to the Holders;

9.2.2   all resolutions put to the meeting shall be voted on by way of a poll; and

9.2.3   each Khumo Gold SPV Class A Pref shall carry 1 (one) vote.

10   GENERAL

Khumo Gold SPV shall not be liable to the Holders for interest on any unclaimed Preference Dividend Redemption Amount. Khumo Gold SPV shall retain all unclaimed monies until they are claimed, provided that any amount remaining unclaimed for a period of 3 (three) years shall be forfeited by the Holders to Khumo Gold SPV.

11   BREACH

11.1   If, before the completion of the allotments of the Khumo Gold SPV Class A Prefs DRDGOLD commits a breach of its obligations to Khumo Gold SPV under this Agreement, and if the breach in question is not remedied before the expiry of a period of 48 (forty eight) hours after Khumo Gold SPV has given notice to DRDGOLD to remedy same, Khumo Gold SPV shall be entitled to cancel this Agreement on written notice to DRDGOLD.

11.2   If, after the completion of the allotments of the Khumo Gold SPV Class A Prefs DRDGOLD commits a breach of its obligations to Khumo Gold SPV under this Agreement, Khumo Gold SPV shall no longer be entitled to cancel this Agreement, but shall be entitled to exercise all the Other remedies available to it as a result of the breach and which are consistent with this Agreement remaining in force, including specific performance (so far as permissible) and damages.

11.3   If Khumo Gold SPV commits a breach of its obligations to DRDGOLD under this Agreement, DRDGOLD shall not be entitled to cancel this Agreement, but shall be entitled to exercise any of the other remedies available to it as a result of the breach and which are consistent with this Agreement remaining in force, including specific performance (so far as permissible) and damages.

12   MISCELLANEOUS

12.1   This Agreement constitutes the sale record of the agreement between the

Parties in regard to the subject matter hereof.

12.2   Neither Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded in this Agreement

12.3   No addition to, amendment to, variation or consensual cancellation of this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of both Parties.

12.4   No latitude, extension of time or other indulgence which may be given or allowed by either Party to the other Party in respect of the performance of any obligation hereunder or enforcement of any right arising from this Agreement and no single or partial exercise of any right by either Party shall under any circumstances be construed to be an implied consent by such Party or operate as a waiver or a novation of, or otherwise affect any of that Party's rights in terms of or arising from this Agreement or stop such Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term of this Agreement.

13   GOVERNING LAW

This Agreement shall in all respects (including its existence, validity, interpretation, implementation, termination and enforcement) be governed by the laws of the Republic of South Africa which are applicable to agreements executed and wholly-performed within the Republic of South Africa.

14 DISPUTES

In the event of any dispute or difference between the Parties relating to or arising out of this Agreement, including the implementation, execution, interpretation, rectification, termination or cancellation of this Agreement, the High Court of South Africa shall have jurisdiction to determine the matter.

15   CHOSEN DOMICILIUM CITANDI ET EXECUTANDI

The Parties elect as their respective chosen domicilium citandi et excutandi the domicilia each selected in the DRDSA Subscription Agreement, and incorporate by reference the provisions relating to service and notice in the said agreement, into this Agreement.

16   **SEVERABILITY**

Each provision in this Agreement is severable from all others, notwithstanding the manner in which they may be linked together or grouped grammatically, and if in terms of any judgment or order, any provision, phrase, sentence, paragraph or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force. In this regard the Parties record that they would have concluded this Agreement even if the offending previous phases, sentences, paragraphs and clauses had not been agreed to. In particular, and without limiting the generality of the aforegoing~ the Parties acknowledge their intention to continue to be bound by this Agreement and shall use their best endeavours to conclude all necessary documentation to give effect thereto notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force but provided always that the overall commercial intent and purpose of the transaction constituted by this Agreement is preserved notwithstanding the severance of such provision(s).

As Witness:

1
.

/s/ JWC Sayers
JWC Sayers
Chief Financial Officer
For: DRDGOLD
Date: 18 November 2005
Place: Randburg

<u>/s/ PM Ncholo</u>
P M Ncholo
Director
For: KHUMO GOLD SPV
Date: 18 November 2005
Place: Randburg